PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

Form of Dividend Reinvestment Plan

This Dividend Reinvestment Plan (“Plan”) provides holders of shares of beneficial interest (“Shares”) of Private Advisors Alternative Strategies Master Fund and Private Advisors Alternative Strategies Master Fund (each, a “Fund”), respectively, enrolled in the Plan ( “Participants”) with a convenient method of purchasing additional Shares by (i) automatically reinvesting all or a portion of cash dividends on Shares, and/or (ii) making additional cash investments. Each holder of Shares (“Shareholder”) is advised as follows:

1.	Enrollment of Participants. A Shareholder automatically participates in the Plan. A Shareholder whose Shares are registered in the name of a nominee (such as an financial intermediary firm through which the Shareholder acquired Shares (an “Financial Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan.

2.	The Plan Administrator. State Street Bank and Trust Company (“Administrator”) acts as administrator for each Participant. The Administrator or its delegee administrator will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered.

3.	Distributions. Each Fund will declare all income dividends and/or capital gains distributions (collectively, “Distributions”) payable in Shares (or, as discussed below, at the option of Shareholders solely upon an affirmative election, in cash). To the extent that a Participant reinvests Distributions in additional Shares, the Participant will receive an amount of Shares of the relevant Fund equal to the amount of the Distribution on that Participant’s Shares divided by the immediate post-Distribution net asset value per Share (“NAV”) of the Fund.

4.	Withdrawing from the Plan. A Participant may withdraw from the Plan (i.e., opt-out) at any time by sending written notice to the Administrator at State Street Bank & Trust Co. c/o Private Advisors Alternative Strategies Master Fund or Private Advisors Alternative Strategies Master Fund, as applicable, attn: Transfer Agency JHT1651, 200 Clarendon Street Boston, MA 02116, who, upon receipt of such notice, will cause the Participant to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through a Financial Intermediary may elect to receive cash by notifying the Financial Intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95 day period.

5.	Valuation. For purposes of the Plan, the Fund’s NAV shall be the NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend).

6.	Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the Fund acquired pursuant to the Plan in noncertificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for its account as soon as practicable, but not later than [60] days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash at the NAV of Shares at the time of termination. Any Share Distributions or split shares distributed by a Fund on Shares held by the Administrator for Participants will be credited to their accounts.

7.	Fees. The Administrator’s service fee for handling Distributions will be paid by the applicable Fund.

8.	Amendment or Termination of the Plan. The Plan may be amended or terminated by a Fund at any time upon written notice to the Participants.

9.	Taxation: The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

10.	Applicable Law. These terms and conditions shall be governed by the laws of the State of New York.